UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zymeworks Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

98985W102

(CUSIP Number of Class of Securities)

Daniel Cookson

All Blue Falcons FZE

Office 2301

23rd Floor API Trio Tower

Al Barsha 1

Dubai, United Arab Emirates

+971555241459

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98985W102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) All Blue Falcons FZE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

[2]	Based on 57,736,293 Shares issued and outstanding as of February 22, 2022, as disclosed in the Annual Report on Form 10-K filed by the Company with the SEC on February 24, 2022 (the “Form 10-K”).

SCHEDULE 13D

CUSIP No. 98985W102	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Edward Llewellen Cookson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,419,498[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,419,498[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,498[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[3]	Represents the sum of (i) 3,139,498 Shares directly beneficially owned by All Blue Falcons FZE as of the date hereof and (ii) 280,000 Shares underlying call options as described below in Item 5 of this Schedule 13D.

[4]	Based on 57,736,293 Shares issued and outstanding as of February 24, 2022, as disclosed in the Form 10-K.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by All Blue Falcons FZE, a company organized in the Ras Al Kaihamh Economic Zone of the Emirate of Ras Al Khaimah in the United Arab Emirates (“All Blue Falcons”), and Daniel Edward Llewellen Cookson (“Mr. Cookson”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2022 (the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the common shares, no par value (the “Shares”), of Zymeworks Inc., a corporation organized under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) (the “Issuer”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

“On April 28, 2022, All Blue Falcons delivered to the board of directors of the Issuer (the “Board”) a letter (the “Offer Letter”) outlining a non-binding proposal to acquire the Issuer for $10.50 per Share in cash (the “Proposal”). The Offer Letter indicates that the Proposal is subject to execution of a definitive transaction agreement and completion of a confirmatory due diligence review of the Issuer by All Blue Falcons. The Offer Letter states that All Blue Falcons seeks an opportunity to discuss the Proposal with the Board and is prepared to enter into an appropriate confidentiality agreement to commence confirmatory due diligence immediately.

In connection with the Proposal, All Blue Falcons has entered into discussions with potential co-investors and financing partners that have expressed interest in providing financing for the proposed acquisition. The Reporting Persons (and their affiliates) may, directly or indirectly, take such additional steps as they may deem appropriate from time to time in connection with the Proposal, including, without limitation, engaging in discussions with other shareholders, potential financing partners or sources of financing and other relevant parties, entering into confidentiality agreements, financing commitments and other agreements, arrangements and understandings in connection with the proposed transaction, and engaging financial, legal and other professional advisors.

The Proposal may result in one or more of the matters specified in clauses (a) – (j) of Item 4 of Schedule 13D. There can be no assurances that any discussions among the Reporting Persons (or their affiliates) and the Board or other representatives of the Issuer or any other persons relating to the Proposal will take place or that any transaction will result from the Proposal or any such discussions. The Proposal is non-binding, and the Reporting Persons (or their affiliates) are under no obligation to engage in any discussions or consummate any transaction. The Reporting Persons may determine to change the terms of the Proposal, withdraw the Proposal or otherwise change their intentions with respect to the Issuer, in each case, at any time and without prior notice.

The foregoing summary of the Proposal is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached as Exhibit 99.2 hereto and incorporated by reference herein.”

ITEM 7.	Material to be filed as exhibits

Item 7 of the Original Statement is hereby amended and supplemented by adding the following information:

“99.2	Letter to the Board of Directors of the Issuer, dated April 28, 2022”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     April 28, 2022

ALL BLUE FALCONS FZE

By:	/s/ Daniel Cookson
Daniel Cookson, Director

/s/ Daniel Cookson
Daniel Cookson

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